United States Securities and Exchange Commission Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ARIZONA STAR RESOURCE CORP.
(Name of Issuer)

Common Shares Without Par Value
(Title of Class of Securities)

04059G106
(CUSIP Number)

Sybil E. Veenman Vice President, Assistant General Counsel and Secretary Brookfield Place, TD Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Ontario, Canada M5J 2S1 (800) 720-7415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04059G106
(1)	Name of Reporting Person Barrick Gold Corporation
(2)	Check the Appropriate Box If a Member of a Group
(a) [ ]
(b) [ ]
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power	40,677,282
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	40,677,282
	(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Reporting Person 40,677,282
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 94.7%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common shares without par value of Arizona Star Resource Corp., a corporation existing under the Business Corporations Act (British Columbia, Canada), as amended, (“Arizona Star”).  The principal executive office of Arizona Star is located at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4.

Item 2.	Identity and Background

The name of the person filing this statement is Barrick Gold Corporation, a corporation existing under the Business Corporations Act (Ontario, Canada), as amended, resulting from the amalgamation of Barrick Gold Corporation and Placer Dome Inc. on May 9, 2006 (“Barrick”). The principal office and principal place of business of Barrick are located at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1. Barrick’s principal business is gold mining.

During the last five years, neither Barrick nor, to Barrick’s knowledge, any person listed in Annex A (“Information Concerning Directors and Executive Officers of Barrick”) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Annex A regarding the directors and executive officers of Barrick is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in the Offer and Circular (as defined below) under the heading “Source of Funds” is incorporated herein by reference.

Item 4.	Purpose of Transaction

Barrick acquired the Common Shares that are the subject of this statement as a result of a cash tender offer (the “Offer”) made pursuant to the tender offer statement on Schedule 14D-1F (the “Schedule 14D-1F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) by Barrick on November 9, 2007.

The purpose of the Offer was to acquire all of the issued and outstanding common shares of Arizona Star, together with the associated rights issued under the shareholder rights plan of Arizona Star (together the “Common Shares”), at a purchase price of Cdn. $18.00 cash per Common Share, upon the terms and subject to the conditions set forth in the offer and circular (the “Offer and Circular”), dated as of November 9, 2007, and in the related letter of transmittal, which were filed with the Commission as a part of the Schedule 14D-1F and are incorporated herein by reference.

The Offer expired at 8:00 p.m. (Toronto time) on December 18, 2007. Barrick currently intends to acquire all remaining Common Shares pursuant to a compulsory transaction, which is described in the Offer and Circular under the heading “Acquisition of Common Shares Not Deposited” and is incorporated herein by reference.  In addition, the information set forth in the Offer and Circular under the headings “Support Agreement”, “Purpose of the Offer and Plans for Arizona Star” and “Effect of the Offer on Market for and Listing of Common Shares and Status as a Reporting Issuer” is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The responses of Barrick to Rows (7) through (13) of the cover page of this statement are incorporated herein by reference.

Neither Barrick nor, to Barrick’s knowledge, any person listed in Annex A, has beneficial ownership of any Common Shares, except as described in this statement.

(c)
Pursuant to the Offer, Barrick took up and accepted for payment 40,677,282 Common Shares, which were all the Common Shares validly deposited pursuant to the Offer and not withdrawn as of such time. These Common Shares represent approximately 94.7% of the Common Shares (after giving effect to the exercise of all outstanding stock options). Barrick paid Cdn. $18.00 per Common Share.

Neither Barrick nor, to Barrick’s knowledge, any person listed in Annex A has effected any transaction in Common Shares during the 60 days preceding the date hereof, except as described in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Neither Barrick nor, to Barrick’s knowledge, any person listed in Annex A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arizona Star. The information set forth in the Offer and Circular under the heading “Agreements, Arrangements or Understandings” is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1
Tender offer statement on Schedule 14D-1F (including the Offer and Circular), dated November 9, 2007, filed with the Commission by Barrick on November 9, 2007 and incorporated herein by reference (Commission File No. 005-82578).

99.2	Support Agreement between Barrick and Arizona Star, dated October 28, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007	BARRICK GOLD CORPORATION

	By:	/s/ Faith T. Teo
Name Faith T. Teo
Title Senior Counsel and
Assistant Corporate Secretary

ANNEX A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF BARRICK

The following table sets forth the name, present principal occupation or employment (if applicable) of each director and executive officer of Barrick Gold Corporation (“Barrick”), and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated below, the address for each director and executive officer of Barrick is Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

Name Residence/Citizenship	Position with Barrick Present principal occupation or employment and name, principal business and address of corporation or organization in which employment is conducted
Howard L. Beck, Q.C. Toronto, Ontario/Canada	Director. Corporate Director.
C. William D. Birchall Toronto, Ontario/United Kingdom	Vice Chairman and Director.
Donald J. Carty, O.C. Dallas, Texas/United States & Canadian (dual)	Director. Vice Chairman and Chief Financial Officer, Dell, Inc., a computer company, One Dell Way, Sted, Round Rock, Texas, United States 78682.
Gustavo Cisneros Caracas, Venezuela/Venezuela & Spain (dual)
Director.
Chairman and Chief Executive Officer, Cisneros Group of Companies, a privately held group of media, technology and consumer products companies, Cisneros
Group, c/o Highgate Properties Inc., 36 East 61st Street, New York, New York,
United States 10065.

Marshall A. Cohen, O.C. Toronto, Ontario/Canada	Director. Counsel, Cassels, Brock & Blackwell LLP, barristers and solicitors, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.
Peter A. Crossgrove, O.C. Toronto, Ontario/Canada	Director. Corporate Director.
John W. Crow Toronto, Ontario/Canada	Director. President, J&R Crow Inc., an economic consulting firm, c/o Lawrence & Company Inc., Lawrence Asset Management Inc., 220 Bay Street, Suite 1500, Toronto, Ontario, Canada M5J 2W4.
Robert M. Franklin Toronto, Ontario/Canada	Director. President, Signalta Capital Corporation, a private investment firm, 154 University Avenue, Suite 510, Toronto, Ontario, Canada M5H 3Y9.
Peter C. Godsoe, O.C. Toronto, Ontario/Canada	Director. Corporate Director.
J. Brett Harvey Venetia, Pennsylvania/United States	Director. President and Chief Executive Officer, CONSOL Energy Inc., a producer of coal, gas and electricity, 1800 Washington Rd, Pittsburgh, Pennsylvania, United States 15241.

The Right Honourable Brian Mulroney, P.C., C.C., LL.D. Westmount, Quebec/Canada	Director. Senior Partner, Ogilvy Renault LLP, barristers and solicitors, Suite 1100, 1981 McGill College Avenue, Montréal, Quebec, Canada H3A 3C1.
Anthony Munk New York, New York/Canada
Director.
Managing Director, Onex Investment Corp., a diversified manufacturing, technology and services company, Onex Investment Corp., 712 Fifth Ave., 40th
Floor, New York, New York, United States 10019.

Peter Munk, O.C. Toronto, Ontario/Canada	Founder and Chairman.
Steven J. Shapiro Houston, Texas/United States	Director. Corporate Director.
Gregory C. Wilkins Toronto, Ontario/Canada	President, Chief Executive Officer and Director.
Alexander J. Davidson Toronto, Ontario/Canada	Executive Vice President, Exploration and Corporate Development.
Gordon F. Fife Toronto, Ontario/Canada	Executive Vice President, Organizational Effectiveness.
Patrick J. Garver Toronto, Ontario/United States & Canada (dual)	Executive Vice President and General Counsel.
Peter J. Kinver Toronto, Ontario/United Kingdom	Executive Vice President and Chief Operating Officer.
Jamie C. Sokalsky Toronto, Ontario/Canada	Executive Vice President and Chief Financial Officer.
Gregory A. Lang Salt Lake City, Utah/United States	President, North America, 136 East South Temple, Suite 1300, Salt Lake City, Utah, United States 84111.
Igor Gonzales Santiago, Chile/Peru	President, South America, Ricardo Lyon 222, Piso 8, Providencia Santiago, Chile.
Joc O’Rourke Perth, Western Australia/Australia	President, Australia-Pacific, 10th Floor, 2 Mill St., Perth, Western Australia, Australia 6000.
Vincent Borg Toronto, Ontario/Canada	Senior Vice President, Corporate Communications.
Kelvin Dushnisky Toronto, Ontario/Canada	Senior Vice President, Corporate Affairs.